13012549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2013
Washington DC
405

SEC FILE NUMBER
8- 32296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GoldK Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Federal St, 6th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonid Berline (617) 896-3547
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Latimore, Black, Morgan and Cain, PC
(Name – *if individual, state last, first, middle name*)

5250 Virginia Way Suite 400	Brentwood	TN	37024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mm
CEN 3/2/13

OATH OR AFFIRMATION

I, Leonid Berline, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoldK Investment Services, Inc., as of December, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Mary M. McFaul

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDK INVESTMENT SERVICES, INC.

Financial Statements and Supplementary Information

December 31, 2012

(With Independent Auditors' Report Thereon)

LATTIMORE BLACK MORGAN & CAIN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GOLDK INVESTMENT SERVICES, INC.

Financial Statements and Supplementary Information

December 31, 2012

(With Independent Auditors' Report Thereon)

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GOLDK INVESTMENT SERVICES, INC.

Table of Contents

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
GoldK Investment Services, Inc.:

Report on the Financial Statements

We have audited the accompanying financial statements of GoldK Investment Services, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GoldK Investment Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but it is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Lattimore, Black, Morgan & Cain, PC

Brentwood, Tennessee
February 15, 2013

GOLDK INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	70,312
Accounts receivable, net of allowance of $750		82,510
NSCC clearing deposit		10,000
Prepaid expenses		59,661
Deferred tax asset		265
Total assets	$	222,748

Liabilities and Stockholder's Equity

Liabilities -		
Accounts payable and accrued expenses	$	34,977
Total liabilities		34,977
Stockholder's equity:		
Common stock, no par value, 200 shares authorized, issued, and outstanding		-
Additional paid-in capital		598,602
Accumulated deficit		(410,831)
Total stockholder's equity		187,771
Total liabilities and stockholder's equity	$	222,748

See accompanying notes to the financial statements.

GOLDK INVESTMENT SERVICES, INC.

Statement of Income

Year ended December 31, 2012

Revenues:	
12b-1 Commissions, net	$ 562,542
Total revenues	562,542
Operating expenses:	
Salaries and benefits	92,312
Regulatory fees	16,297
Professional fees	37,800
Other selling, general and administrative expenses	6,876
Management fee	408,753
Total operating expenses	562,038
Operating income	504
Income tax expense	456
Net income	$ 48

See accompanying notes to the financial statements.

GOLDK INVESTMENT SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2012	$ 598,602	$ (410,879)	$ 187,723
Net income	-	48	48
Balance at December 31, 2012	$ 598,602	$ (410,831)	$ 187,771

See accompanying notes to the financial statements.

GOLDK INVESTMENT SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 48
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in operating assets:	
Accounts receivable	15,118
Prepaid expenses	23,448
Decrease in operating liabilities:	
Accounts payable and accrued expenses	(42,722)
Net cash used by operating activities	(4,108)
Decrease in cash	(4,108)
Cash at beginning of year	74,420
Cash at end of year	$ 70,312

See accompanying notes to the financial statements.

(1) Organization and basis of presentation

GoldK Investment Services, Inc. (the "Company" or GKIS) is a mutual fund retailer for Employee Retirement Income Security Act (ERISA) Qualified Plans (such as 401(k) plans) only and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of The Retirement Plan Company, LLC (the "Parent"). The Company provides services to ERISA Qualified Plan Sponsors, Trustees and Participants as well as financial advisors, broker-dealers and registered representatives in facilitating the trading of mutual fund shares. The assets are coming from qualified plan participants directly to the ERISA custodians. Currently, three trust companies are involved in connection to these activities: Matrix Settlement and Clearing Services, The Charles Schwab Trust Company, and Mid Atlantic Transaction Network Services. Securities are held in custody of the above listed trust companies.

GKIS does not: 1) maintain custody of customer funds or securities, or 2) maintain customer accounts.

GKIS does not: 1) make any recommendations to buy, sell or hold any securities, or 2) make any recommendations or comments in regard to the suitability.

GKIS does not: 1) have any discretion over customer's funds or securities, or 2) enter, execute, or affect in any other way client's trading activity.

GKIS is acting as a broker of record for some of the custodial accounts for ERISA qualified plans. Accounts are being held in custody of the trust companies for the benefit of the plans. 100% of assets that GKIS is acting as a broker of record for are ERISA qualified and are being record-kept by its Parent. GKIS acts as a broker of record for Omnibus Mutual Fund accounts that are being established in order to facilitate the trading for the plans.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

(2) Summary of significant accounting policies

(a) Cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

(b) Accounts receivable

The Company reports trade accounts receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against earnings.

(c) Income taxes

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not some or all of the deferred taxes will not be realized.

The accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities at December 31, 2012:

Deferred tax asset	$	265
Deferred tax liability		-
Net Deferred tax asset	$	265

The deferred tax asset results from the timing difference in the deductibility of the allowance for doubtful accounts.

The Company incured income tax expense of $456 for the year ended December 31, 2012.

(d) Recognition of commission revenue and expense

The Company earns 12b-1 commissions for facilitating the purchase of mutual funds shares for 401(k) and profit sharing plans. Commissions earned on balances are based on the average balances maintained in the funds for the benefit of 401(k) and profit sharing plan participants and are recorded on an accrual basis. Any commissions paid to another brokerage firm are recorded as a deduction of revenue earned.

(e) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2012 and February 15, 2013, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

(3) Concentration of risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of temporary cash investments and accounts receivable. The Company maintains its temporary cash investments with a financial institution. The investments maintained by the financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company had receivables from one client at December 31, 2012 that comprised 33% of the accounts receivable.

As of December 31, 2012 the Company had no other significant concentrations of risk.

(4) Related party transactions

The Company has entered into a support and services agreement with its Parent, whereby the Parent provides various administrative and operational support services to the Company. Management fee expense totaled $408,753 for the year ended December 31, 2012.

An officer of the Company also serves as an officer of another entity with which GKIS conducts business. During 2012, GKIS paid commissions and advisor expenses to this entity of $4,729 and $19,800, respectively.

(5) Net capital requirements

As a member organization of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the Securities and Exchange Commission (SEC) and administered by FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2012, was $5,000. At December 31, 2012, the Company's net capital was $107,217 and exceeded the minimum net capital requirement by $102,217. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.33 to 1.

Supplemental Information

Schedule I

GOLDK INVESTMENT SERVICES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2012

Total Stockholder's Equity from Statement of Financial Condition		$ 187,771
Deductions:		
Nonallowable assets:		
Accounts receivable	20,628	
Prepaid expenses	59,661	
Deferred tax asset	265	
	80,554	
Net capital		107,217
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital		$ 102,217
Total aggregate indebtedness		$ 34,977
Percentage of aggregate indebtedness to net capital		33 %

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion in its Part II(A) FOCUS Report filing for the period October 1, 2012 through December 31, 2012.

Schedule II

GOLDK INVESTMENT SERVICES, INC.

Statement Regarding Rule 15c3-3

December 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

Supplemental Reports

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
GoldK Investment Services, Inc.:

In planning and performing our audit of the financial statements of GoldK Investment Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedure for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Lattimore, Black, Morgan & Cain, PC

Brentwood, Tennessee
February 15, 2013

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

SIPC-3 2012

Check appropriate boxes.

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] President 01/03/2012
Authorized Signature/Title Date

8-

8-032296 FINRA DEC 8/28/1984
GOLDK INVESTMENT SERVICES INC
175 FEDERAL STREET 6TH FLR
BOSTON , MA 02110

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2012

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>December 31, 2012</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☐ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

To the Stockholder and Board of Directors of
GoldK Investment Services, Inc.

We have audited the financial statements of GoldK Investment Services, Inc. (the "Company") for the year ended December 31, 2012, and have issued our report thereon dated February 15, 2013. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter to you dated December 7, 2012. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2012. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

- Estimation of the 12b-1 Commission To Be Collected

We have evaluated the key factors and assumptions used to develop the estimate in determining that they are reasonable in relation to the financial statements taken as a whole.

The financial statement disclosures are neutral, consistent and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. Additionally, none of the misstatements detected as a result of our audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditors' report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 15, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

<u>Other Information in Documents Containing Audited Financial Statements</u>

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

Independence

We are not aware of any relationships between our firm and the Company that, in our professional judgment, may reasonably be thought to bear on our independence, which have occurred during the period from January 1, 2012 through the date of this letter.

Internal Control and Operating Efficiency

In planning and performing our audit of the financial statements of the Company as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. We identified the following item during our audit that is an opportunity for improving internal controls and operating efficiency.

Segregation of duties

A strong system of internal control provides for a proper segregation of the accounting duties. Due to the Company's limited number of staff, it does not currently have the proper segregation of duties within the accounting function. Proper segregation is not always possible in small company environment, but segregation of duties can and should be implemented to the extent possible to reduce the risk of material errors or fraud. We recommend that Company management continue to review the monthly financial statements as a mitigating control to detect material errors or fraud. We also recommend that management and ownership involved in the day-to-day operations of the Company review the current assignment of accounting duties. Where possible, duties should be segregated to reduce the risk of material errors and fraud.

* * * * * * *

This information is intended solely for the use of the Stockholder and Board of Directors of GoldK Investment Services, Inc. and management of the Company and should not be used by anyone other than these specified parties.

Lattimore, Black, Morgan & Cain, PC

Brentwood, Tennessee
February 15, 2013